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                                  Exhibit 5.1


November 5, 1996


SunGard Data Systems Inc.
1285 Drummers Lane
Wayne, PA  19087

Gentlemen:

        I am Vice President and General Counsel of SunGard Data Systems Inc. ("Company"). Our corporate legal department, under my supervision, has participated in the preparation of the Registration Statement on Form S-8 ("Registration Statement") to be filed by the Company with the Securities Exchange Act of 1933, as amended, relating to the offer and sale of up to 2,750,000 shares of common stock, par value $.01 per share ("Common Stock"), by the Company pursuant to the Company's 1996 Equity Incentive Plan and 1996 Employee Stock Purchase Plan (collectively, the "Plans"). This opinion is furnished pursuant to the requirement of item 601(b)(5) of Regulation S-K.

        In rendering this opinion, we have examined the following documents:
(i) the Company's Certificate of Incorporation and By-laws, as amended and restated since the inception of the Company, (ii) resolutions adopted by the Board of Directors on February 12, 1996, (iii) resolutions adopted by the stockholders on May 8, 1996, and (iv) the Registration Statement. We have assumed and relied, as to questions of fact and mixed questions of law and fact, on the truth, completeness, authenticity and due authorization of all documents and records examined and the genuineness of all signatures. This opinion is limited to the laws of the State of Delaware.

        Based upon and subject to the foregoing, in our opinion, the shares of Common Stock of the Company which are being offered and sold by the Company pursuant to the Registration Statement, when sold in the manner and for the consideration contemplated by the Registration Statement and the Plans, will be legally issued, fully paid and non-assessable.

        We consent to the filing of this opinion as an Exhibit to the Registration Statement.


Sincerely,

/s/ Lawrence A. Gross

Lawrence A. Gross